
October 7, 2019

Michael Gilmore
Chief Executive Officer
Gilmore Homes Gilmore Loans LLC
5401 Old National Highway, #419
Atlanta, Georgia 30349

> **Re: Gilmore Homes Gilmore Loans LLC**
> **Amendment No. 4 to**
> **Offering Statement on Form 1-A**
> **Filed September 9, 2019**
> **File No. 024-11011**

Dear Mr. Gilmore:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 6, 2019 letter.

Form 1-A/A filed September 9, 2019

General

1. We note your response to comment 6 and revised disclosure, and we reissue the comment. Please revise your disclosure to clarify whether the mandatory arbitration provision in Section 13 of your operating agreement applies to federal securities law claims. Please also revise your offering statement to state that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. In addition, please revise your disclosure to more fully provide:

    •   A description of the provision and the risks of the provision or other impacts on shareholders;

- A description of any uncertainty about enforceability.

You may contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction